Exhibit 99.1

Fusion Fuel Appoints Luisa Ingargiola to Board of Directors

DUBLIN, Ireland – February 27, 2025 – Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of gas and hydrogen energy solutions, today announced the appointment of Luisa Ingargiola to its Board of Directors, effective February 24, 2025. Ms. Ingargiola will serve as chairperson of the Audit Committee, replacing Rune Magnus Lundetrae, who will remain a member of the Board. She will also serve as a member of the Nominating Committee, Audit Committee, and Compensation Committee. Following Ms. Ingargiola’s appointment, the Board will be comprised of six directors, four of whom have been determined by the Board to be “independent directors” under the Nasdaq Listing Rules.

Commenting on the appointment, Jeffrey Schwarz, Chairman of Fusion Fuel, said, “Luisa’s extensive experience in public company governance, capital markets, and financial oversight, coupled with her track record of supporting high-growth companies through complex strategic and financial initiatives, make her a tremendous asset to Fusion Fuel. Her expertise will be invaluable as we continue to execute our business strategy and drive long-term value creation. On behalf of my fellow directors, I want to welcome Luisa and look forward to benefiting from her insight and leadership as we build the new Fusion Fuel and position the company for sustainable growth.”

Ms. Ingargiola currently serves as Chief Financial Officer of Avalon GloboCare Corp. (Nasdaq: AVCO) and as a board director for Vision Marine Technologies, Inc. (Nasdaq: VMAR), and BioCorRx Inc. (OTCQB: BICX), where she also chairs the Audit Committees. Earlier in her career, Ms. Ingargiola was CFO and co-founder of BBHC, Inc., formerly known as MagneGas Corporation (formerly Nasdaq: TRNX; MNGA). Ms. Ingargiola graduated from Boston University with a bachelor’s degree in Business Administration and a concentration in Finance. She also received a Master of Health Administration from the University of South Florida.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (Nasdaq: HTOO) is an emerging leader in the energy services sector, offering a comprehensive suite of energy engineering and advisory solutions through its Al-Shola Gas and BrightHy brands. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy, the Company’s newly launched hydrogen solutions platform, focuses on delivering innovative engineering and advisory services that enable decarbonization across hard-to-abate industries.

Learn more about Fusion Fuel by visiting our website at https://www.fusion-fuel.eu and following us on LinkedIn.

Forward-Looking Statements

This press release includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Fusion Fuel has based these forward-looking statements largely on its current expectations, including but not limited the ability of the investment reported on to be consummated as anticipated. Such forward-looking statements are subject to risks and uncertainties (including those set forth in Fusion Fuel’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission) which could cause actual results to differ from the forward-looking statements.

Investor Relations Contact

ir@fusion-fuel.eu